North Square Evanston Multi-Alpha Fund

(the “Fund”)

Class A Shares

Class I Shares

Supplement dated October 6, 2025 to the Prospectus and Statement of Additional Information dated July 25, 2025, as in effect and as may be amended from time to time

This Supplement provides new and additional information beyond that contained in the Prospectus and Statement of Additional Information (“SAI”) and should be read in conjunction with the Prospectus and SAI.

As previously disclosed to the Fund’s shareholders in a Supplement to the Fund’s Prospectus and SAI dated August 22, 2025, NSI Holdco, LLC, the parent company of North Square Investments, LLC (the “Adviser”), the Fund’s investment adviser, has entered into a binding agreement to be acquired by Azimut Group, an independent global asset manager based in Milan, Italy, via its U.S. subsidiary, Azimut U.S. Holdings Inc. (the “Transaction”). The Transaction is expected to close in early 2026, subject to regulatory approvals and customary closing conditions. There is no assurance that the Transaction will close.

In connection with the Transaction, the Adviser’s parent company will be renamed Azimut NSI, LLC.

The closing of the Transaction would be deemed a change of control of the Adviser, which would cause an “assignment” under the Investment Company Act of 1940, as amended, of the Fund’s current investment advisory agreement with the Adviser (the “Current Advisory Agreement”), resulting in its automatic termination effective as of the closing of the Transaction. The closing of the Transaction also would result in the termination of the sub-advisory agreement between the Adviser and Evanston Capital Management, LLC, the Fund’s investment sub-adviser (“ECM”).

In connection with the Transaction, the Adviser has determined to not continue to serve as the Adviser to the Fund upon the termination of the Current Advisory Agreement. It is being proposed that ECM will become the Fund’s investment adviser upon the closing of the Transaction. ECM previously served as the Fund’s investment adviser from the Fund’s commencement of operations in 2014 through May 6, 2024.

The Fund’s Board of Trustees (the “Board”) will be asked to approve a new investment advisory agreement between the Fund and ECM, with substantially identical terms to the Current Advisory Agreement with the Adviser, including with respect to the Fund’s management fee. If approved by the Board, the Fund’s new investment advisory agreement will be submitted to the shareholders of the Fund for their approval. There is no assurance that the Board or the shareholders of the Fund will approve the new investment advisory agreement.

The proposed change in the Fund’s adviser is not expected to result in any material changes in the day-to-day management of the Fund or to the Fund’s investment objective and principal investment strategies.

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No shareholder action is necessary at this time. More detailed information regarding the proposed transition and the proposal(s) to be voted upon at the special shareholder meeting will be provided in a forthcoming proxy statement. When you receive your proxy statement, please review it carefully and cast your vote.

This Supplement is not a proxy and is not soliciting any proxy, which can only be done by means of a proxy statement.

Please contact the Fund at (833) 821-7800 if you have any questions.

Please retain this Supplement for future reference.

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